UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K/A
(Amendment No. 1)
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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: March 24, 2022
Commission File Number: 001-37946
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Algonquin Power & Utilities Corp.
(Translation of registrant’s name into English)
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354 Davis Road
Oakville, Ontario, L6J 2X1, Canada
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F □    Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): □

Explanatory Note
Algonquin Power & Utilities Corp. (the “Company,” “we,” “us,” or “our”) is filing this Amendment No. 1 on Form 6-K/A (“Amendment”) to its Form 6-K originally filed with the Securities and Exchange Commission effective March 4, 2022 (“Form 6-K”). In Exhibit 99.1 of the Form 6-K, the audit report was inadvertently omitted from the Form 20-F filing of Atlantica Sustainable Infrastructure plc (“Atlantica”), filed with the Securities and Exchange Commission on February 28, 2022. Effective March 24, 2022, Atlantica filed an amendment on Form 20-F/A to include the audit report, and this Amendment incorporates as Exhibit 99.3 the audit report included therein. This Amendment does not reflect events occurring after the filing of the Form 6-K, and does not update disclosures contained in the Form 6-K or modify or amend the Form 6-K except as specifically described in this explanatory note.

INCORPORATION BY REFERENCE
This Report on Form 6-K/A is filed to provide certain information in, and is hereby incorporated by reference into, the Registration Statements on Form F-3, File Nos. 333-220059 and 333-227246, of Algonquin Power & Utilities Corp. (the “Company”).

EXHIBIT INDEX
The following exhibits are filed as part of this Form 6-K/A:

Exhibit	Description

99.1	Audited Annual Financial Statements of Atlantica Sustainable Infrastructure plc as of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021 (incorporated by reference from Item 18 of the Annual Report on Form 20-F of Atlantica Sustainable Infrastructure plc (File No. 001-36487)) (previously filed).

99.2	Consent Letter, dated March 3, 2022, from Ernst & Young, S.L. (previously filed).

99.3	Audit Report of Ernst & Young, S.L. with respect to the Audited Annual Financial Statements of Atlantica Sustainable Infrastructure plc (incorporated by reference from the Annual Report on Form 20-F/A of Atlantica Sustainable Infrastructure plc (File No. 001-36487)).

99.4	Consent Letter, dated March 24, 2022, from Ernst & Young, S.L.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALGONQUIN POWER & UTILITIES CORP.
(registrant)

Date: March 24, 2022	By: /s/ Arthur Kacprzak
Name: Arthur Kacprzak
Title: Chief Financial Officer